Filed by Time Warner Inc.
                            Pursuant to Rule 425 under the
                            Securities Act of 1933
                            Subject Company:  AOL Time Warner Inc.
                            Commission File Number: 333-30184


        The following communications include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements herein include statements about the proposed Time Warner Inc./America Online, Inc. merger. The following factors, among others, could cause actual results to differ materially from those described herein: failure of the Time Warner or America Online stockholders to approve the merger; the risk that the Time Warner and America Online businesses will not be integrated successfully; the costs related to the merger; inability to obtain, or meet conditions imposed for, governmental approvals for the merger; and other economic, business, competitive and/or regulatory factors affecting America Online's and Time Warner's businesses generally. More detailed information about those factors is set forth in filings by Time Warner, AOL Time Warner Inc. and America Online with the Securities and Exchange Commission, including Time Warner's most recent Annual Report on Form 10-K. Time Warner is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

        SET FORTH BELOW IS A TRANSCRIPT OF CERTAIN VIDEO CLIPS THAT ARE AVAILABLE THROUGH WEBSITES OF TIME WARNER INC.


GERALD M. LEVIN - Chairman and Chief Executive Officer, Time Warner Inc.

-  Serving the Consumer

Many people think that this is a transaction that's about a technological infrastructure or broadband interactivity. In fact, it's profound in the following sense. It's really based on servicing the consumer and making it easily accessible for the consumer to enjoy the benefits of communication and media and entertainment. That consumer focus is really critical. And what's underneath it is ... again, this is not a company that exists because of its technological infrastructure. It exists because of its people.

-  An Accelerated Growth Company

I think what's very clear now is that for both companies previously separate, Time Warner and AOL, this transaction will accelerate the combined growth that neither company could have accomplished on its own. So, in effect, from a shareholder perspective, this will be an accelerated growth company, delivering superior returns. And in fact the ultimate measure is cash at the end of the day, free cash, and the very strong balance sheet this company will have, so that its ability to not only drive those returns but have accelerated growth ... and really our objective is to be not just large, or very large, capitalization company, but to have superior growth characteristics and to grow faster than anyone in our space.

-  The Networked Society

I think for the consumer we're living at a time where there's the capacity now to make life simpler, more efficient, and more meaningful. There's the television set, there's a personal computer, there's a telephone, there might be a music stereo system. All of these are being woven together, including the ability to communicate when I'm travelling and not tethered to some home appliance. So that I can do all the things that I need to do every day. It's a very exciting opportunity.

-  Commitment To Make A Difference

One of the extraordinary opportunities here is not just trying to provide more universal access to what's currently available, but also to create new links between, for example, school and the home for the sake of our children, I mean, it would be an enormous benefit. So now in the context of AOL Time Warner we think, with our values and our social commitment and our drive to make a difference and to really influence public policy, that we have a platform to do that.

R.E. TURNER - Vice Chairman, Time Warner Inc.

-  Integrate and Execute

I'm really excited about the AOL/Time Warner merger. Time Warner's leadership position in information and entertainment is matched with AOL's preeminence on the Internet. And don't forget our distribution advantage with Time Warner's broadband cable. The challenge now is to integrate and to execute.

RICHARD D. PARSONS - President, Time Warner Inc.

-  People: Our Essential Resource

Underlying the success of both AOL and Time Warner is the same essential resource, and that is talented, innovative people who are committed to their work and to making a difference. And by bringing these people together in one company, we are creating an enterprise of truly unlimited possibilities.

-  Anytime, Anywhere

This is a new way to reach a broader audience with your content, so that we can now take our movies and our television and our music and really reach anyone, anywhere in the world through the medium of the Internet. The combination of our entertainment content assets and AOL's broad and deep penetration of the online world is not only going to enable us to move our content before more consumers around the world, anytime, anywhere, but it's going to make the Internet that much more a popular place to come for not only information, but for recreation.

-  Creating Greater Literacy

When you add to availability, compelling content and ease of use, which is what AOL brings, that it will just make this thing called the Internet, and familiarity with it and use of it, more ubiquitous in all of our communities, and that will help shrink the divide. What can we do, not just in the pursuit of our business, but through corporate-citizenship-type involvement in the communities, to educate people, and to create greater literacy around computer skills and Internet access and understanding.

RICHARD J. BRESSLER - Executive Vice President, Time Warner Inc. and
                        Chairman and CEO, Time Warner Digital Media

-  Defining the Digital Experience

Our mission in our new combined company of AOL Time Warner is to really define the digital experience for the consumer. By fully integrating the AOL assets, the distribution system ... the ability of AOL to repurpose our content, and to get it to the consumer, and to integrate that fully into the Time Warner asset base, this merger of equals ... of AOL and Time Warner ... enables us to supercharge that ... to turbocharge it. To bring it to the consumer on a more accelerated basis.

-  Reaching Billions of Consumers

When you look at the power of the new AOL Time Warner, our products will reach over two and a half billion people on a monthly basis. We'll have over 100 million subscriptions. Those are people that pay us subscription revenue on a monthly basis. And the combined company of AOL Time Warner will generate over 40 billion dollars in revenue in its first full year of operation.

-  A New Company, A New Vision

There is no other Time Warner out there. There is no other AOL out there. And therefore AOL Time Warner is a company that nobody can duplicate, and it will be unsurpassed in its success. But maybe even more importantly, nobody else has the management that we've created here. At the end of the day, this is about execution. It's about people. It's about what we're trying to create with a common vision.

TERENCE F. MCGUIRK - Chairman and CEO, Turner Broadcasting System, Inc.

-  Building Networks

We're in the business of building networks out of content. When we have more distribution, that fuels the economics underneath that business. And the opportunity to create more networks and more content off of that distribution is very high. And that's, I think, part of the magic of this merger in that as the distribution comes, we have the machine that can build the networks that can fill those pipes. I've heard AOL'ers recently say, that they don't subscribe to a world of 100 channels or 500 channels, but really of thousands and hundreds of thousands and infinite numbers of channels. And in that world of fragmentation, of more places to go, I think we will be very successful.

-  Growth in the Merged Company

The ability to grow our analog business and our channels within the cable universe is there. We'll continue the very strong growth that we've been providing for Time Warner and for the Street over the last three years of our merger. We expect accelerated growth out of the Internet. We expect, accelerated growth out of our association with AOL just as AOL expects to grow in association with us.

-  Teamwork

We like to play on a team, and it actually makes us much more comfortable. It's the only way you got from being very small to almost nonexistent in the early '70s to being where we were three years ago when we merged with Time Warner to where we are today with three years of solid 20 percent-plus growth each year. And you only get that way by pulling together and having these vision and values that we all know is the ultimate way to succeed.

W. THOMAS JOHNSON - Chairman, President and CEO, CNN News Group

-  News You Can Trust

The heritage of journalistic integrity is the most important element for me in the new consortium, the new collection of companies. We must be able to assure our viewers, our readers and now all of our online interactive customers that what we're producing, is accurate, that it is information that can be trusted. And in an increasingly fragmented world, I think these brands that stand for quality will be the best brands in the market place for the advertisers, for the cable subscribers and for those who are the subscribers of all the new, interactive services.

-  A Great Fit

This merger will definitely serve consumers around the world.

It's a great fit. I think it's a wonderful, strategic concept and it's up to all of us to take that concept and really make it into an exciting new reality.

I consider this like a great leap forward into the digital, new frontiers. They are a dynamic group of people. We know that. They have already established a terrific group of services and for us at CNN, it's a chance for us to be on platforms and a secured distribution in ways that we otherwise could not achieve.

JEFFREY L. BEWKES - Chairman and CEO, Home Box Office

-  The Shape of Things to Come

We know that this is transformative. There is no other company that will have what Time Warner and AOL have. Each one is unique, you put them together even more so.

What we're all excited about is that there are things that are possible that we do together that we couldn't think of when we were apart.

And that's the essence of the digital revolution.

DON LOGAN - Chairman and CEO, Time Inc.

-  Time Inc. and AOL

I think the opportunity to work across divisional lines are even greater with AOL coming into the picture as compared to before. All of our groups are going to have and have to deal with the electronic world and our core businesses as we go forward. Everybody. I mean, it's a part of our future. And as a result we have the experts there. It's that we have the group that has the brand, the size, the scale, the clout, the reach, the know-how. You know, they can enhance and help all of our other businesses.

NORMAN PEARLSTINE - Editor-in-Chief, Time Inc.

-  Editorial Independence

We are the best editorial publications in each of the groups where we chose to compete. And we're always looking for people who are absolutely committed to editorial integrity, to editorial independence, and to a creative relationship with our business counterparts.

Time Inc. has a proud tradition of operating in the public interest, and as people increasingly turn to the Internet for information and services, that respect and trust, from our magazines will make them exceptionally valuable digital assets.

-  Journalism In The Digital Age

All of our businesses are going to be affected by the Digital Age and all of our media is, in fact, digital media. So, being able to partner with the largest provider of information distributed electronically, online, just gives us extraordinary opportunities to better do the products that we now do and to create a whole host of new products for a new consumer.

I could very easily see us creating some new magazines specifically for the AOL audience. And, certainly, it will be wonderful to be able create some broadband products with them.

BARRY M. MEYER - Chairman and CEO, Warner Bros.

-  The Digital Dimension

The content creators need vital forms of distribution, active, healthy forms of distribution, in order to get their product out there, seen, profitable. And the technology people have an empty mechanism unless they have blood going through the system. So, it has traditionally been a wonderful marriage and then when you ratchet it up to the level that we have, where you put one of the strongest content creating companies in the world next to arguably the Internet leader, then I think you've got the ultimate marriage of content and distribution and technology and creativity.

-  Paradigm For Success

When the company was smaller, much smaller, you could define success as to how well our movie did on the weekend. When the company got bigger, you had to redefine success as to not only how well the movie did on the weekend but what were the ratings on the television series and how well were the consumer products doing and how many videos were you selling. Now, you need whole new paradigms. An expanded Internet platform offers us valuable opportunities for distribution, product promotion and brand expansion now and in the future.

ROBERT K. SHAYE - Chairman and CEO, New Line Cinema

-  Expanding Distribution

Distribution is really the most important part of the business in terms of, that's where the money is made. And so, we're very excited to see a whole new distribution methodology suddenly emerge, in the last few years, and to have Time Warner be such an important part of it now with the merger with AOL.

MICHAEL LYNNE - President and COO, New Line Cinema

-  A New Universe

You take AOL and everything it's accomplished in the on-line universe, and you take Time Warner and everything that it's accomplished and you put those two together and everyone within our place certainly, but I think everyone out there understands the explosive capability of those two incredibly talented and exceptional companies coming together. It is a new universe.

ROGER AMES - Chairman and CEO, Warner Music Group

-  Digital Opportunity

We now have a new distribution machine and access to a new group of consumers, and an ability to reach them in a different way than we ever had before.

This now says you can take your music anywhere, and you can receive it anywhere, you don't have to carry around 50 tapes with you, or, you know, batteries for your Walkman. It just makes music much more ubiquitous, you know, it's everywhere. What it says is that there's a huge opportunity. And I think that's what's going to drive growth is that we'll see one, the actual consumption of music will increase, and two, you will see people using music more than they used to in their lives.

Everyone is just tremendously excited that here we've leap frogged ourselves into the future in a way that nobody could have expected.

JOSEPH J. COLLINS - Chairman and CEO, Time Warner Cable

-  The Internet Changes Everything

What's happening here in America is that the Internet has come and begun to change everything, and slowly but surely, it's going to move from the narrow band internet that it's been up `til now, over to the broad-band Internet. Virtually every product and service that we have at Time Warner is impacted profoundly by the Internet, and, basically, AOL is going to be our guide into all those aspects of the business.


                             ***********************************

        AOL Time Warner Inc., together with Time Warner Inc. and America Online, Inc., filed with the Securities and Exchange Commission a preliminary joint
proxy  statement/   prospectus   regarding  the  proposed  business  combination
transaction referenced in the foregoing information. In addition, AOL Time Warner, Time Warner and America Online will prepare and file with the Commission a definitive joint proxy statement/prospectus and other documents regarding the proposed transaction. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, when it becomes available, because it will contain important information. The definitive joint proxy statement/prospectus will be sent to stockholders of Time Warner and America Online seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed with the Commission by AOL Time Warner Inc. and Time Warner (as well as America Online) at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and other documents filed by Time Warner with the Commission may also be obtained for free from Time Warner by directing a request to Time Warner Inc., 75 Rockefeller Plaza, New York, New York 10019, Attention:
Shareholder Relations, telephone: (212) 484-6971, e-mail: investrequest@twi.com.